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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-81427

                                2,342,946 SHARES

                        TSI INTERNATIONAL SOFTWARE LTD.
                                  COMMON STOCK
                              ___________________

     The shares of common stock of TSI International Software Ltd. may be offered from time to time by the stockholders of TSI Software listed under "The Braid and SCP Stockholders." Of the 2,342,946 shares of common stock covered by this prospectus, 1,171,473 may be offered by the Braid and SCP stockholders as of the date of this prospectus. An additional 1,103,629 shares are eligible for sale on or after March 18, 2000 by the Braid stockholders. The remaining 67,844 shares are not eligible to be sold by the SCP stockholders unless and until they are released from escrow, which will not occur until we release our results of operations for our fiscal year ended December 31, 1999. TSI Software will not receive any proceeds from the sale of shares offered by the Braid stockholders. See "The Braid and SCP Stockholders" and "Plan of Distribution."

     The common stock is listed on the Nasdaq National Market under the symbol "TSFW." The shares of common stock will be offered as described under "Plan of Distribution."

     On July 15, 1999, the closing price per share of the common stock on the Nasdaq National market was $23.50.

                                ________________

     The common stock involves a high degree of risk. See "Risk Factors" on page 2.

                                ________________

   The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is July 16, 1999.


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     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, that information or representation must not be relied upon as having been authorized by us or any Braid stockholder. Neither the delivery of this prospectus nor any sale made under this prospectus, under any circumstances, shall create any implication that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since that date.



                           FORWARD LOOKING STATEMENTS

     This prospectus, including the documents incorporated by reference, contains forward-looking statements regarding our plans, expectations, estimates and beliefs. These statements involve risks and uncertainties, and actual results could differ materially from those reflected in the forward-looking statements. Forward-looking statements in this prospectus are typically identified by words such as "believes," "anticipates," "expects," "intends," "will" and "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We will not necessarily update the information in this prospectus if and when any forward-looking statement later turns out to be inaccurate. Some of the important risks and uncertainties that may affect our future results and performance are described in "Risk Factors" below. Additional information about factors that could affect our future results and events is included in our reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus.

                                  TSI SOFTWARE

     TSI International Software Ltd. is a leading provider of software and related services that enable organizations to integrate their enterprise applications both internally and with external business partners. Our flagship product, Mercator, is an applications integration solution which permits enterprises to exchange information between internal systems, to implement and integrate advanced client/server applications and to integrate electronic data interchange data and Web-based applications with their core business systems. In addition to Mercator, our Trading Partner products permit businesses to exchange information with business partners and to integrate electronic data interchange data with back office applications. We incorporated in Connecticut 1985 and reincorporated in Delaware in 1993. Our principal executive offices are located at 45 Danbury Road, Wilton, Connecticut 06897, and our telephone number is (203) 761-8600.

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                                  RISK FACTORS

     You should carefully consider the risks described below before making any investment decision. The risks described below are not the only ones we face. Additional risks that we are unaware of or that we currently believe are immaterial may become important factors that affect our business. If any of the following risks actually occur, our business, results of operations and financial condition would be harmed. In that case, the trading price of our common stock could decline, and you may lose all or a part of your investment.

Our quarterly and annual operating results are volatile and difficult to predict and may cause our stock price to fluctuate

     Our quarterly and annual operating results have varied significantly in the past and are expected to do so in the future. We believe that you should not rely on period to period comparisons of our results of operations as indications of our future performance. In some future periods, our results of operations are likely to be below the expectation of public market analysts and investors. In this case, the price of our common stock would likely decline. Our revenues and results of operations are difficult to forecast and depend on a variety of factors. These factors include the following:

     .  the size, timing and terms of individual license transactions;

     .  the sales cycle for our products;

     . demand for and market acceptance of our products and related services, particularly our Mercator products;

     . the number of businesses implementing the SAP R/3 system and other enterprise resource planning, or ERP, applications, as well as the number of these businesses which require third party enterprise application integration software and related services;

     . our ability to expand, and market acceptance of, our professional services business;

     . the timing of our expenditures in anticipation of product releases or increased revenue;

     . the timing of product enhancements and product introductions by us and our competitors;

     . market acceptance of enhanced versions of our existing products and of new products;

     .  changes in pricing policies by us and our competitors;

     .  variations in the mix of products and services sold us;

     .  the mix of channels through which products and services are sold;

     .  our success in penetrating international markets;

     .  the buying patterns and budgeting cycles of customers;

     . personnel changes, our ability to attract and retain qualified sales, professional services and research and development personnel and the rate at which this personnel becomes productive; and

     .  general economic conditions.

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     We have historically derived a substantial portion of our revenues from the licensing of our software products, and we anticipate that this trend will continue for the foreseeable future. Software license revenues are difficult to forecast for a number of reasons, including the following:

     . we typically do not have a material backlog of unfilled orders, and revenues in any quarter substantially depend on orders booked and shipped in that quarter;

     . the length of the sales cycles for our products can vary significantly from customer to customer and from product to product and can be as long as nine months or more;

     . the terms and conditions of individual license transactions, including prices and discounts, are often negotiated based on volumes and commitments, and may vary considerably from customer to customer;

     . we have generally recognized a substantial portion of our quarterly software licensing revenues in the last month of each quarter.

Accordingly, the cancellation or deferral of even a small number of purchases of our products has in the past and could in the future harm our business.

It would be difficult for us to adjust our spending if we experience any revenue shortfalls

     Our future revenues will also be difficult to predict and we have, in the past, failed to achieve our revenue expectations. Our expense levels are based, in part, on our expectation of future revenues, and expense levels are, to a large extent, fixed in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, our operating results are likely to be harmed. Net income may be disproportionately affected by a reduction in revenue because a large portion of our expenses is related to headcount that cannot be easily reduced without harming our business. In addition, we currently intend to increase our operating expenses by expanding our research and product development staff, particularly research and development personnel to be devoted to our Mercator product line, increasing our sales and marketing and professional services operations, expanding distribution channels and hiring personnel in other operating areas. We expect to experience a significant time lag between the date professional services, sales and technical personnel are hired and the date these employees become fully productive. The timing of expansion and the rate at which new technical, professional services and sales personnel become productive as well as the timing of the introduction and success of new distribution channels could cause material fluctuations in our quarterly results of operations. Furthermore, to the extent increased operating expenses precede or are not subsequently followed by increased revenues, our business could be harmed.

We may experience seasonal fluctuations in our revenues or results of operations

     While we have not historically experienced any significant seasonal fluctuations in our revenues or results of operations, it is not uncommon for software companies to experience strong fourth quarters followed by weaker first quarters, in some cases with sequential declines in revenues or operating profit. We believe that many software companies exhibit this pattern in their sales cycles primarily due to customers' buying patterns and budget cycles. We may display this pattern in future years.

We depend on the sales of our Mercator products and related services

     We introduced our Mercator products in 1993. In recent years, a significant portion of our revenue has been attributable to licenses of our Mercator products and related services, and we expect

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that revenue attributable to our Mercator products and related services will continue to represent a significant portion of our total revenue for the foreseeable future. The development and marketing of our Mercator product line has required us to, among other things, focus our attention and resources away from some of our traditional products, market our products to a different customer base and shift a large portion of our development efforts to the Mercator product line. Accordingly, our future operating results significantly depend on the market acceptance and growth of our Mercator product line and enhancements of these products and services. Market acceptance of our Mercator product line may not increase or remain at current levels, and we may not be able to successfully market our Mercator product line or develop extensions and enhancements to this product line on a long-term basis. In the event that our current or future competitors release new products that provide, or are perceived as providing, more advanced features, greater functionality, better performance, better compatibility with other systems or lower prices than our Mercator product line, demand for our products and services would likely decline. A decline in demand for, or market acceptance of, our Mercator product line would harm our business.

We depend on companies implementing enterprise resource planning systems

     A substantial portion of the historical sales of our Mercator products and related services has been attributable to sales of Mercator for R/3 and related services. We believe that our future revenue growth will also depend upon continued sales of Mercator for use with enterprise resource planning software systems. We have devoted, and must continue to devote, substantial resources to identifying potential customers in the ERP market, developing and marketing versions of Mercator targeted for various systems, building relationships with strategic partners and attracting and retaining skilled technical, sales and professional services personnel with expertise in ERP systems. Demand for and market acceptance of Mercator and related services will depend on the continued market acceptance of the enterprise resource planning systems we target. Regardless of the investments that we make in pursuing these markets, we may not be successful in implementing a sales and marketing strategy appropriate for this market or in attracting and retaining the necessary skilled personnel. Any factor that reduces demand for or use of enterprise resource planning systems could harm our business.

     Implementation of the SAP R/3 and other ERP systems is a costly and time-consuming process and businesses may choose not to purchase these systems. Even if businesses do implement these systems, they may not wish to commit the additional resources required to implement Mercator. In addition, SAP could, in the future, introduce enterprise application integration solutions competitive with Mercator or other providers of software systems and related services. Any changes in or new versions of these software systems could harm our business if we are not able to successfully develop or implement any related changes to Mercator in a timely fashion.

We may face difficulties in complying with SAP's technical specifications

     We are required to maintain Mercator for R/3's certification for interfaces with SAP's R/3 system which include ALE, DMI and EDI. In order to maintain these certifications, our products must adhere to SAP's technical specifications which are updated by SAP from time to time, and we have no control over whether and when these specifications will be changed. Any material change by SAP in these specifications could require us to devote significant development resources to updating this product to comply with the new specifications. In this event, we may not be able to successfully modify Mercator on a timely basis, if at all, and any failure to do so could harm our business.

We may experience difficulties in developing and introducing new or enhanced products necessitated by technological changes

     Our future success will depend, in part, upon our ability to anticipate changes, to enhance our current products and to develop and introduce new products that keep pace with technological

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advancements and address the increasingly sophisticated needs of our customers.
Our products may be rendered obsolete if we fail to anticipate or react to change.

     Development of enhancements to existing products and new products depends, in part, on a number of factors, including the following:

     . the timing of releases of new versions of applications systems by vendors;

     .  the introduction of new applications, systems or computing platforms;

     .  the timing of changes in platforms;

     .  the release of new standards or changes to existing standards; and

     .  changing customer requirements.

     Our product enhancements or new products may not adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. In addition, our introduction or announcement, or by one or more of our current or future competitors, of products embodying new technologies or features could render our existing products obsolete or unmarketable. Our introduction or announcement of enhanced or new product offerings or by our current or future competitors may cause customers to defer or cancel purchases of our existing products. Any deferment or cancellation of purchases could harm our business.

We could experience delays in developing and releasing new products or product enhancements

     We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements. We have in the past experienced delays in the introduction of product enhancements and new products and we may experience delays in the future. Furthermore, as the number of applications, systems and platforms supported by our products increases, we could experience difficulties in developing, on a timely basis, product enhancements which address the increased number of new versions of applications, systems or platforms served by our existing products. If we fail, for technological or other reasons, to develop and introduce product enhancements or new products in a timely and cost-effective manner or if we experience any significant delay in product development or introduction, our customers may delay or decide against purchases of our products, which could harm our business.

The success of our products will also depend upon the success of the platforms we target

     We may, in the future, seek to develop and market enhancements to existing products or new products which are targeted for applications, systems or platforms which we believe will achieve commercial acceptance. This could require us to devote significant development, sales and marketing personnel, as well as other resources, to these efforts which would otherwise be available for other purposes. We may not be able to successfully identify these applications, systems or platforms, and even if we do so, they may not achieve commercial acceptance or we may not realize a sufficient return on our investment. Failure of these targeted applications, systems or platforms to achieve commercial acceptance or our failure to achieve a sufficient return on our investment could harm our business.

We may not successfully expand our sales and distribution channels

     An integral part of our strategy is to expand our indirect sales channels, including value-added resellers, or VARs, independent software vendors, or ISVs, systems integrators and distributors.

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Although VARs, ISVs, system integrators and distributors have not accounted for a substantial percentage of our total revenues historically, we are increasing resources dedicated to developing and expanding these indirect distribution channels. We may not be successful in expanding the number of indirect distribution channels for our products. If we are successful in increasing our sales through indirect sales channels, we expect that those sales will be at lower per unit prices than sales through direct channels, and revenue we receive for each sale will be less than if we had licensed the same product to the customer directly.

     Selling through indirect channels may also limit our contact with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered.

     Even if we successfully expand our indirect distribution channels, any new VARs, ISVs, system integrators or distributors may offer competing products, or have no minimum purchase requirements of our products. These third parties may also not have the technical expertise required to market and support our products successfully. If the third parties do not provide adequate levels of services and technical support, our customers could become dissatisfied, or we would have to devote additional resources for customer support. Our brand name and reputation could be harmed.

Selling products through indirect sales channels could cause conflicts with the selling efforts of our direct sales force.

     Our strategy of marketing products directly to end-users and indirectly through VARs, ISVs, systems integrators and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different resellers target the same customers, resellers may also come into conflict with each other. Although we have attempted to manage our distribution channels to avoid potential conflicts, channel conflicts may harm our relationships with existing VARs, ISVs, systems integrators or distributors or impair our ability to attract new VARs, ISVs, systems integrators and distributors.

Our future success depends on retaining our key personnel and attracting and retaining additional highly qualified employees

     Our future success depends in large part on the continued service of our key sales, professional services and research and development personnel, as well as senior management. All employees are employed at-will and we have no fixed-term employment agreements with our employees which prevents them from terminating their employment at any time. The loss of the services of any of one or more of our key employees could harm our business.

     Our future success also depends on our ability to attract, train and retain highly qualified sales, research and development, professional services and managerial personnel, particularly sales, professional services and research and development personnel with expertise in enterprise resource planning systems. Competition for these personnel is intense. We may not be able to attract, assimilate or retain qualified personnel. We have at times experienced, and we continue to experience, difficulty in recruiting qualified sales and research and development personnel, and we anticipate these difficulties will continue in the future. Furthermore, we have in the past experienced, and in the future we expect to continue to experience, a significant time lag between the date sales, research and development and professional services personnel are hired and the date these employees become fully productive.

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We may encounter difficulties in managing our growth

Our business has grown in recent periods, with total revenues increasing from approximately $16.1 million in 1995 to $45.3 million in 1998 and increasing from approximately $8.2 million for the first quarter of 1998 to $17.2 million for the comparable period of 1999. We have also acquired the assets of one company, Software Consulting Partners, in November 1998, and we acquired Braid in March 1999. The growth of our business has placed, and is expected to continue to place, a strain on our administrative, financial, sales and operational resources and increased demands on our systems and controls. For example, we noted an increase in quarterly days sales outstanding from March 31, 1998 to March 31, 1999 from approximately 99 days to approximately 109 days, and an increase in total accounts receivable from $18.0 million to $20.8 million.

     To deal with these concerns, we have recently implemented, or are in the process of implementing and will be required to implement in the future, a variety of new and upgraded operational and financial systems, procedures and controls. In addition, we intend to hire additional administrative personnel. We may not be able to successfully complete the implementation and integration of these systems, procedures and controls, or hire additional personnel, in a timely manner. The failure of our management to respond to, and manage, our growth and changing business conditions, or to adapt our operational, management and financial control systems to accommodate our growth could harm our business.

We may face significant risks in expanding our international operations

     Although international revenues currently account for only 11.8% and 14.5% of our total revenues for 1998 and the three months ended March 31, 1999, we have recently acquired Braid and we intend to continue to expand our sales and marketing resources outside of the United States. Expansion of our international sales and marketing efforts will require significant management attention and financial resources. We also expect to commit additional time and development resources to customizing our products for selected international markets and to developing international sales and support channels.

     International operations involve a number of additional risks, including the following:

     . impact of possible recessionary environments in economies outside the United States;

     . longer receivables collection periods and greater difficulty in accounts receivable collection;

     .  unexpected changes in regulatory requirements;

     .  dependence on independent resellers;

     . reduced protection for intellectual property rights in some countries, tariffs and other trade barriers;

     .  foreign currency exchange rate fluctuations;

     .  difficulties in staffing and managing foreign operations;

     .  the burdens of complying with a variety of foreign laws;

     .  potentially adverse tax consequences; and

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     .  political and economic instability.

To the extent that our international operations expand, we expect that an increasing portion of our international license and service and other revenues will be denominated in foreign currencies, subjecting us to fluctuations in foreign currency exchange rates. We do not currently engage in foreign currency hedging transactions. However, as we continue to expand our international operations, exposures to gains and losses on foreign currency transactions may increase. We may choose to limit our exposure by the purchase of forward foreign exchange contracts or similar hedging strategies. The currency exchange strategy that we adopt may not be successful in avoiding exchange-related losses. In addition, the above-listed factors may cause a decline in our future international revenue and, consequently, may harm our business. We may not be able to sustain or increase revenue that we derive from international sources.

Our success depends upon the widespread use and adoption of the Internet and intranets

     We believe that demand for enterprise application integration solutions, such as those that we offer, will depend, in part, upon the adoption by businesses and end-users of the Internet and intranets as platforms for electronic commerce and communications. The Internet and intranets are new and evolving, and they may not be widely adopted, particularly for electronic commerce and communications among businesses. Critical issues concerning the Internet and intranets, including security, reliability, cost, ease of use and access and quality of service, remain unresolved at this time, inhibiting adoption by many enterprises and end-users. If the Internet and intranets are not widely used by businesses and end-users, particularly for electronic commerce, this could harm our business.

We face significant competition in the market for enterprise applications integration software

     The market for our products and services is extremely competitive and subject to rapid change. Because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies.

     In the enterprise application integration market, our Mercator products and related services compete primarily against solutions developed internally by individual businesses to meet their specific enterprise application integration needs. In addition, we are facing increasing competition in the enterprise application integration market from other third-party software vendors. In the EDI market, our Trading Partner products compete with products offered by companies offering proprietary value-added network services as part of their EDI solution and our PC-based Trading Partner products also compete with PC-based products offered by a number of other EDI software vendors.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources than we do to the development, promotion and sale of their products. Accordingly, we may not be able to compete effectively in our target markets against these competitors.

     We expect that we will face increasing pricing pressures from our current competitors and new market entrants. Our competitors may engage in pricing practices that reduce the average selling prices of our products and related services. To offset declining average selling prices, we believe that we must successfully introduce and sell enhancements to existing products and

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new products on a timely basis. We must also develop enhancements to existing products and new products that incorporate features that can be sold at higher average selling prices. To the extent that enhancements to existing products and new products are not developed in a timely manner, do not achieve customer acceptance or do not generate higher average selling prices, our operating margins may decline.

We have only limited protection for our proprietary technology

     Our success is dependent upon our proprietary software technology. We do not currently have any patents and we rely principally on trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our technology. We also believe that factors such as the technological and creative skills of our personnel, product enhancements and new product developments are essential to establishing and maintaining a technology leadership position. We enter into confidentiality and/or license agreements with our employees, distributors and customers, and we limit access to and distribution of our software, documentation and other proprietary information. The steps that we have taken may not be sufficient to prevent misappropriation of our technology, and these protections do not preclude competitors from developing products with functionality or features similar to our products. Third parties could also independently develop competing technologies that are substantially equivalent or superior to our technologies. Furthermore, effective copyright and trade secret protection may be unavailable or limited outside of the United States. Any failure by or inability of us to protect our proprietary technology could harm our business.

We may become subject to infringement claims

     Although we do not believe that our products infringe the proprietary rights of any third parties, third parties might assert infringement claims against us or our customers in the future. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as plaintiff or defendant, would cause us to incur substantial costs and divert management resources from productive tasks. Any litigation, regardless of the outcome, could harm our business. Furthermore, parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to license our products in the United States or abroad. A large monetary judgment could harm our business.

     If it appears necessary or desirable, we may seek licenses to intellectual property that we are allegedly infringing. We may not be able to obtain licenses on commercially reasonable terms, if at all, or the terms of any offered licensed may not be acceptable to us. The failure to obtain the necessary licenses or other rights could harm our business. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any claims, with or without merit, can be time consuming and expensive to defend and could harm our business.
There are currently no pending claims that our products, trademarks or other proprietary rights infringe upon the proprietary rights of third parties.

Software defects could diminish demand for our products

     Software products as complex as those that we offer may contain defects or failures when introduced or when new versions are released. We have, in the past, discovered software defects in certain of our products and we may experience delays or lost revenue to correct these defects in the future. Despite our testing of our products, we may find errors in new products or releases after commencement of commercial shipments, resulting in our loss of market share or failure to achieve market acceptance.

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We may become subject to product liability claims

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements, especially unsigned "shrink-wrap" licenses, may not be effective under the laws of certain jurisdictions. Consequently, the sale and support of our software entails the risk of product liability claims in the future. We currently have a standard business owner's insurance policy, but we do not have insurance specifically for software product liability risks or software errors and omissions.

We may face difficulties in successfully integrating any businesses, products or technologies that we have or may acquire

     In November 1998, we acquired all of the assets of Software Consulting Partners, a professional services organization. In March 1999, we acquired all of the outstanding share capital of Braid, a provider of enterprise application integration software products to financial services institutions. If other appropriate opportunities present themselves, we intend to acquire businesses, products or technologies that we believe are strategic. We may not be able to identify, negotiate or finance acquisitions successfully, or integrate these acquisitions with our current business. The process of integrating an acquired business, product or technology may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. For example, with the acquisition of Braid, we have had to manage a larger and more geographically dispersed operations.

     Moreover, we may not realize the anticipated benefits of any acquisition. Acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could harm our business. Any future acquisitions of other technologies, products or companies may require us to obtain additional equity or debt financing, which may not be available or may be dilutive.

Potential year 2000 risks may harm our business

     Many currently installed computer systems and software products are unable to distinguish 21st century dates from 20th century dates. Beginning in the year 2000, these date code fields will need to distinguish 21st century dates from 20th century dates, and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with year 2000 requirements.

     The purchasing patterns of potential customers may be affected by year 2000 issues, as companies expend significant resources to correct their current systems for year 2000 compliance. We have, on occasion, warranted, and we generally represent to our customers, that our products are free from year 2000 defects. Our products, however, may not be year 2000 compliant, and our products may be integrated with, or otherwise interact with, non-compliant software. This could expose us to claims from our customers which may result in us being required to pay compensatory or other damages. We may also face loss of or delay in market acceptance of our products and increased service and warranty costs. Any of these events could harm our business.

     Although we believe that our internal systems are year 2000 compliant, the failure of any third-party systems to operate properly with regard to the year 2000 and afterwards could harm our business.

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Our stock price has been volatile and could continue to remain volatile

     The market price of our common stock has risen significantly since our initial public offering in July 1997. The trading price of our common stock has fluctuated in the past and may be significantly affected by a number of factors, including the following:

     .  actual or anticipated fluctuations in our operating results;

     . announcements of technological innovations or new products by us or our competitors;

     .  developments with respect to patents, copyrights or proprietary rights;

     .  conditions and trends in the software or other industries; and

     .  general market conditions.

In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. These broad market fluctuations may cause the market price of our common stock to decline.

We could face securities litigation if our stock price remains highly volatile

     In the past, securities class action litigation has often followed periods of volatility in the market price of a company's securities. We may face securities class action litigation in the future. Any litigation could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Our stockholder rights plan, corporate governance structure and governing law may delay or prevent our acquisition by another company

     Our governing documents as well as Delaware law contain provisions that could make it more difficult for a third party to attempt to acquire or gain control of our company. These provisions include:

     . our board of directors can issue shares of preferred stock without any vote or action by the stockholders and this stock could have voting, liquidation and dividend rights superior to that of existing stockholders and could impede the success of any acquisition attempt by another company;

     . we adopted a stockholders rights plan which permits existing stockholders to purchase a substantial number of shares at a substantial discount to the market price if a third party attempts to gain control on a large equity position in our company;

     . a stockholder must give our board of directors prior notice of a proposal to take action by written consent;

     . a stockholder must give advance notice to the board of directors before stockholder-sponsored proposals may receive consideration at annual meetings and before a stockholder may make nominations for the election of directors;

     . vacancies on the board of directors may be filled until the next annual meeting of stockholders only by majority vote of the directors then in office; and

     .  stockholders cannot call special meetings of stockholders

     We are also governed by Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with any "interested stockholder," as defined by that statute. Our stockholder rights plan, our charter bylaws and the provisions of Section 203 could make it more difficult for a third party to acquire control of our outstanding voting stock and could delay or prevent a change in our control.

Future sales of our common stock by our stockholders could cause our stock price to decline

     If our stockholders sell substantial amounts of our common stock, including shares issued upon exercise of options and warrants, in the public market, the market price of our common stock could fall. These sales could also impair our ability to raise capital through the sale of equity securities in the future at a price we deem appropriate. All of our outstanding shares of common stock may be sold in the public market except those held by our affiliates. Shares held by affiliates may be sold by them in the public market, subject of shares that may be sold in any three month period and the other provisions of Rule 144 under the Securities Act.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of shares by the Braid and SCP stockholders.

                            THE BRAID AND SCP STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 22, 1999 by each Braid and SCP stockholder named below. Each of the stockholders named below was either
(i)formerly a stockholder of Braid Group Limited, who acquired shares of our common stock in the transaction under which we acquired all of the issued and outstanding share capital of Braid or (ii) formerly a stockholder of Software Consulting Partners, Inc., who acquired shares of capital stock in the transaction in which we acquired substantially all of the assets of, and assumed certain liabilities of, SCP. No Braid or SCP stockholder has had any position, office or other material relationship with us, other than in connection with the acquisition of Braid or SCP, within the past three years. Richard Little, formerly the group chairman and founder of Braid, is currently one of our directors and Ulrich K. Newbert, formerly the president and founder of SCP, is our Vice President, Consulting.

     The following table assumes that each Braid and SCP stockholder sells all of the shares held by this stockholder in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. In addition, certain of the Braid and SCP stockholders are trusts which may, in the future, distribute their shares to their trust beneficiaries, which distributees may likewise distribute the shares to their trust beneficiaries. In addition, certain stockholders could gift or pledge their shares and those shares could then be resold under this Prospectus by their donees or pledgees. Those shares may later be sold by those trust beneficiaries, or any of their respective distributees. The Braid and SCP stockholders have advised us that each of them is the beneficial owner of their shares being offered.


                                        Shares Beneficially             Shares Beneficially
                                       Owned Before Offering           Owned After Offering

Name                                   Number         Percent          Number         Percent
Fiscal Services International,
  as nominee for Richard Little        867,296         3.4%             --               --
Fiscal Services International,
  as trustee of the Little
  No. 1 Trust                          790,172         3.1%             --               --
Peter Little                           257,558         1.0%             --               --
Patrick Ronayne                        233,706         0.9%             --               --
Ulrich K. Neubert,
  trustee of the SCP
  shareholder's trust                   65,844         0.3%             --               --
George Malcolm Roger Graham             22,066         0.1%             --               --
Susan Finn                               9,278          *               --               --
Wayne Meikle                             9,028          *               --               --
Jonathan Cheetham                        4,012          *               --               --
Jayesh Patel                             3,662          *               --               --
Mark Rutland                             3,510          *               --               --
Stuart Haddow                            3,510          *               --               --
Karl Briers                              3,460          *               --               --
Helga Neubert, trustee under the
  trust agreement for the benefit
  of Danial Neubert dated
  December 16, 1998                      1,000          *               --               --
Helga Neubert, trustee under the
  trust agreement for the benefit
  of Salme Neubert, dated
  December 16, 1998                      1,000          *               --               --

* Less than 0.1%

                              PLAN OF DISTRIBUTION

     In connection with our acquisition of all of the issued and outstanding share capital of Braid, each of the Braid stockholders entered into a registration rights agreement with us. In addition, in connection with our acquisition of substantially all of the assets of and certain liabilities of SCP, each of the SCP stockholders who was formerly a stockholder of SCP entered into a separate registration rights agreement with us. The registration statement of which this prospectus forms a part has been filed under the terms of those agreements. To our knowledge, no Braid or SCP stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered, nor do we know the identity of the brokers or market makers that will participate in the offering.

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the Braid and SCP stockholders or by pledgees, donees, transferees and other successors in interest. The Braid and SCP stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

     Of the 2,342,946 shares of common stock covered by this prospectus, 1,171,473 shares will be available for immediate sale in the public market as of the date of this prospectus. With regard to an additional 1,103,629 shares, the Braid stockholders have agreed that they will not, without prior written consent, sell or otherwise transfer the economic ownership of these shares before March 18, 2000. The remaining 67,844 shares are not eligible to be sold by the SCP stockholders unless and until they are released from escrow, which will not occur until we release our results of operations for our fiscal year ended December 31, 1999. Subsequent to March 18, 2000, all of the 2,342,946 shares covered by this prospectus will be freely tradable.

     These sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by one or more of the following:

     . a block trade in which the broker-dealer engaged by the Braid or SCP stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by the broker-dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     We have been advised by the selling stockholders that they have not, as of the date of this prospectus, entered into any arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Braid and SCP stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Braid and SCP stockholders in amounts to be negotiated immediately prior to the sale. In addition, certain of the Braid and SCP stockholders are trusts which may, in the future, distribute their shares to their trust beneficiaries or to pledges, which distributees may likewise distribute shares to their trust beneficiaries or to pledges. Those shares may later be sold by those trust beneficiaries or to pledges, or any of their respective distributees.

     In connection with distributions of the shares or otherwise, the Braid and SCP stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the shares registered under this registration statement in the course of hedging the positions they assume with selling stockholders. The Braid and SCP stockholders may also sell shares short and redeliver the shares to close out their short positions. The Braid and SCP stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered under this registration statement, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. A Braid or SCP stockholder may also loan or pledge the shares registered under this registration statement to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Braid and SCP stockholders in amounts to be negotiated in connection with the sale. These broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. The Braid and SCP stockholders have agreed in the registration rights agreement not to sell any of the shares of common stock pursuant to this prospectus in an underwritten offering without providing us with prior written notice. In addition, any securities covered by this prospectus which qualify for sale pursuant to

Rule 144 or Rule 145 under the Securities Act may be sold under Rule 144 or Rule 145 rather than pursuant to this prospectus.

     We will bear all costs, expenses and fees in connection with the registration of the shares. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the Braid and SCP stockholders. The Braid and SCP stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Under the registration rights agreements, TSI Software and the Braid and SCP stockholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     We have advised the Braid and SCP stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the Braid and SCP stockholders and their affiliates. The Braid and SCP stockholders have advised us that during the time as they may be engaged in the attempt to sell shares registered under this registration statement, they will:

     . not engage in any stabilization activity in connection with any of our securities;

     . not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

     . not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

     . effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

     Under certain circumstances, we have the ability to suspend the use of this prospectus if, in the good faith judgment of our board of directors, it would be seriously detrimental to TSI Software and its stockholders for resales of shares to be made due to

     . the existence of a material development or potential material development with respect to or involving TSI Software which we would be obligated to disclose in the prospectus, which disclosure would in the good faith judgment of our board of directors be premature or otherwise inadvisable at that time and would have a material adverse affect upon TSI Software and its stockholders, or

     . the occurrence of any event that makes any statement made in the prospectus or any document incorporated or deemed to be incorporated by reference to the prospectus untrue in any material respect or which requires the making of any changes in the prospectus so that it will not contain any untrue statement of a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading or omit to state any material fact required to be stated in the prospectus or necessary to make the statements in the prospectus, in the light of the circumstances under which they were made, not misleading.

     This offering will terminate as to each Braid and SCP stockholder on the earlier of

     .  March 18, 2001, or

     . the date on which all shares offered have been sold by the Braid stockholders.

     The Braid and SCP stockholders may elect not to sell any or all of the shares of common stock offered.

     Upon the occurrence of any of the following events, this prospectus will be amended to include additional disclosure before offers and sales of the securities in question are made:

     . to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, the price would be set forth in the prospectus;

     . if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, these arrangements would be described in the prospectus;

     . if a Braid or SCP stockholder sells to a broker-dealer acting in the capacity as an underwriter, the broker-dealer will be identified in the prospectus; and

     . if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the prospectus.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered will be passed upon for TSI by Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California, 94306.

                                    EXPERTS

     Our consolidated financial statements and schedule as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 incorporated by reference in this prospectus and in the registration statement from our annual report on Form 10-K for the year ended December 31, 1998, have been audited by KPMG LLP, independent certified public accountants, as set forth in their reports included in the annual report and incorporated to this prospectus by reference and in the registration statement. The consolidated financial statements referred to above are incorporated by reference to this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, and upon the authority of KPMG LLP as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents that we previously filed with the Commission are incorporated by reference to this prospectus:

     . Our Annual Report on Form 10-K for the year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     . Our Current Reports on Form 8-K filed on September 4, 1998, November 30, 1998, and April 1, 1999 and our Current Reports on Form 8-K/A filed January 29, 1999 and June 1, 1999.

     . Our definitive Proxy Statement dated March 15, 1999, filed in connection with our 1999 annual meeting of stockholders.

     . All documents subsequently filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

     . The description of our common stock contained in our registration statement on Form 8-A filed with the Commission under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating that description.

     All documents subsequently filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering covered by this prospectus shall be deemed to be incorporated by reference to this prospectus and to be a part of this prospectus from the date of filing of those documents.

     Any statement incorporated by reference to this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (solely with respect to statements incorporated by reference to this prospectus from a document that was filed prior to the date of this prospectus), or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus, to any person, without charge, upon written or oral request.

     Requests for copies of this information should be directed to Investor Relations, TSI International Software Ltd., 45 Danbury Road, Wilton, Connecticut 06897; telephone number (203) 761-8600.

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

Judiciary Plaza             Citicorp Center            Seven World Trade Center
Room 1024                   5000 West Madison Street   13th Floor
450 Fifth Street, N.W.      Suite 1400                 New York, New York  10048
Washington, D.C. 20549      Chicago, Illinois  60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC Website is http://www.sec.gov.

     We have filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to the shares to be sold by the selling stockholders. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

     This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated herein by reference or in our affairs since the date of this prospectus.

               ===========================================================

                        TSI INTERNATIONAL SOFTWARE LTD.


                              2,342,946 Shares of

                                  Common Stock



                              ____________________

                                   PROSPECTUS
                              ____________________


               ===========================================================